FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of October, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
Compagnie Generale de Geophysique extends exchange offer relating to Outstanding 7 1/2% Senior Notes
October 26th , 2005
Compagnie Générale de Géophysique (the “Issuer”) -ISIN : 0000120164 — GEPH.PA — NYSE : GGY - today announced that the expiration date of its offer (the “Exchange Offer”) to exchange up to $165 million aggregate principal amount of its outstanding 7 1/2% Senior Notes due 2015, which were initially issued and sold on April 24, 2005 outside the United States pursuant to Regulation S of the Securities Act of 1933 and in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, for an equal aggregate principal amount of its registered 7 1/2% Senior Notes due 2015, has been extended to 5:00 p.m., New York City time, on Friday, November 4, 2005.
To date, the Issuer has received tenders of Notes from holders of over 96% of the outstanding principal amount of the 7 1/2% Senior Notes pursuant to its Exchange Offer and the related Letter of Transmittal and Notice of Guaranteed Delivery.
JPMorgan Chase Bank is the exchange agent for the Exchange Offer, and also acts as trustee.
THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN COMPAGNIE GENERALE DE GEOPHYSIQUE’S REGISTRATION STATEMENT ON FORMS F-4 AND S-4 (REGISTRATION STATEMENT NO. 333-126553), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Contacts :
Michel PONTHUS	+ (33) 1 64 47 37 38
Christophe BARNINI	+ (33) 1 64 47 38 11
Email: invrel@cgg.com	Internet: www.cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : October 26th, 2005	By Senior Executive Vice President Technology, Planification, Control & Communication /Gerard CHAMBOVET/